CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                 701 8th Street, N.W., Suite 410
                                                       Washington, DC 20001-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720


                                December 1, 2009

VIA EDGAR
---------

Mr. Mark P. Shuman Branch Chief - Legal
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re: Magic Software Enterprises Ltd.
                          Form 20-F for Fiscal Year Ended December 31, 2008 Filed April 2, 2009
                          File No. 000-19415
                          -------------------------------------------------

Dear Mr. Shuman:

         In furtherance of my telephone conversation with Katherine Wray of the Staff, please be advised that our client, Magic Software Enterprises Ltd. (the "Company"), will require additional time to respond to the Staff's comments contained in a letter addressed to Mr. Guy Bernstein, Chairman of the Board of the Company, dated November 18, 2009. The Company expects that it will be able to respond to the comments on or before December 4, 2009.

         Thank you again for your cooperation.

                                                Very truly yours,

                                               /s/ Steven J. Glusband
                                                   Steven J. Glusband

SJG:gb

cc: Katherine Wray, Staff Attorney